Filing pursuant to Rule 425 under the

 Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 under the

 Securities Exchange Act of 1934, as amended

 Filer: Baker Hughes Incorporated

 Subject Company: Baker Hughes Incorporated

 Commission File No.: 001-09397

On September 28, 2015, Baker Hughes and Halliburton issued the following joint press release.

FOR IMMEDIATE RELEASE

HALLIBURTON AND BAKER HUGHES ANNOUNCE
ADDITIONAL DIVESTITURE PROPOSALS

DOJ Timing Agreement Extended Three Weeks to December 15, 2015

HOUSTON – September 28, 2015 – Halliburton Company (NYSE: HAL) and Baker Hughes Incorporated (NYSE: BHI) today announced that the companies will market for sale additional businesses in connection with Halliburton’s pending acquisition of Baker Hughes. Pursuant to the Merger Agreement, and in order to permit completion of Halliburton’s acquisition of Baker Hughes, the following additional businesses are intended to be divested: Halliburton’s expandable liner hangers business, which is part of the company’s Completion & Production Division; Baker Hughes’ core completions business, which includes: packers, flow control tools, subsurface safety systems, intelligent well systems, permanent monitoring, sand control tools and sand control screens; the Baker Hughes sand control business in the Gulf of Mexico, including two pressure pumping vessels; and Baker Hughes’ offshore cementing businesses in Australia, Brazil, the Gulf of Mexico, Norway, and the United Kingdom.

The divestitures process for the previously announced divestitures of Halliburton’s Fixed Cutter and Roller Cone Drill Bits, Directional Drilling and Logging-While-Drilling (LWD)/Measurement-While-Drilling (MWD) businesses is continuing, and Halliburton is pleased that last Friday it received proposals from multiple interested parties for each business.

The combined 2013 revenue associated with all of the businesses intended to be divested was approximately $5.2 billion. The sale of these businesses will be subject to the negotiation of acceptable terms and conditions for the divestitures, the approval of the divesting company’s Board of Directors, and final approval of the Baker Hughes acquisition by competition enforcement authorities. Halliburton anticipates that the companies will complete the sales of these businesses in the same timeframe as, and the closing of the divestitures would be conditioned on, the closing of the pending Baker Hughes acquisition.

There is no agreement to date with any competition enforcement authority as to the adequacy of the proposed divestitures. The companies will continue to work constructively with all competition enforcement authorities that have expressed an interest in the proposed transaction. The pending acquisition has received unconditional regulatory clearances in Canada, Kazakhstan, South Africa, and Turkey.

Halliburton and Baker Hughes have also amended their timing agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) to extend the earliest closing date by three weeks, to the later of Dec. 15, 2015 (from the current date of Nov. 25, 2015) or 30 days following the date on which both companies have certified final, substantial compliance with the DOJ second request. Timing agreements are often entered into in connection with large, complex transactions, and provide the DOJ additional time to review responses to its second requests. In light of the timing agreement, Halliburton and Baker Hughes have agreed to extend the time period for closing of the acquisition pursuant to the Merger Agreement to no later than Dec. 16, 2015. The Merger Agreement also provides that the closing can be extended into 2016, if necessary.

About Halliburton

Founded in 1919, Halliburton is one of the world's largest providers of products and services to the energy industry. With more than 70,000 employees, representing 140 nationalities in over 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir - from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s website at www.halliburton.com. Connect with Halliburton on Facebook, Twitter, LinkedIn, Oilpro, and YouTube.

About Baker Hughes

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. The company's 49,000 employees today work in more than 80 countries helping customers find, evaluate, drill, produce, transport and process hydrocarbon resources. For more information on Baker Hughes, visit: http://www.bakerhughes.com/.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the businesses and geographical location of such businesses subject to divestiture, the ability of Halliburton and Baker Hughes to negotiate acceptable terms and conditions in connection with the divestitures, the approval of the divestitures by the Board of Directors of Halliburton and Baker Hughes, as applicable, whether the Baker Hughes acquisition will close and the expected timing thereof and whether all required regulatory clearances and approvals will be obtained, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company's control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’s products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, Halliburton’s Form 10-Q for the quarter ended June 30, 2015, Baker Hughes’s Form 10-K for the year ended December 31, 2014, Baker Hughes’s Form 10-Q for the quarter ended June 30, 2015, recent Current Reports filed by Halliburton and Baker Hughes on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton's and Baker Hughes’s respective business, results of operations and financial condition. Halliburton and Baker Hughes undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

For Halliburton Investors: Kelly Youngblood Halliburton, Investor Relations Investors@Halliburton.com 281-871-2688 Media: Emily Mir Halliburton, Public Relations PR@Halliburton.com 281-871-2601

For Baker Hughes

Investors:

Alondra Oteyza

Baker Hughes, Investor Relations

alondra.oteyza@bakerhughes.com

713-439-8822

Media:

Melanie Kania

melanie.kania@bakerhughes.com

Baker Hughes, Media Relations

713-439-8303